GREAT BASIN GOLD LTD.
PERIOD ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

GREAT BASIN GOLD LTD.
PERIOD ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1           Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Great Basin Gold Ltd. ("Great Basin", or the "Company") for the year ended December 31, 2004 and the unaudited consolidated interim financial statements for the three and nine month periods ended September 30, 2005. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of November 2, 2005.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

1.2            Overview

Great Basin Gold Ltd. ("Great Basin" or the "Company") is a mineral exploration company that is currently focused on two advanced stage projects. These are: the Ivanhoe Gold-Silver Property on the Carlin Trend in Nevada, USA where underground exploration and development designed to provide the detailed information for a feasibility study is underway; and the Burnstone Gold Project in the Witwatersrand goldfield in South Africa for which a feasibility study is nearing completion.

1.2.1         Carlin Trend, Nevada, United States of America

The Company’s activities on the Carlin Trend in Nevada consist of underground exploration and development activity at the Hollister Development Block Project at the Ivanhoe Property.

Ivanhoe Property, Nevada

The Ivanhoe property is located in the northeastern part of the Carlin Trend, approximately 80 kilometers (50 miles) from Elko, Nevada. Great Basin’s exploration efforts at Ivanhoe resulted in the discovery and delineation of several high-grade gold-silver vein systems, as well as the identification of a number of other exploration targets, including evidence for Carlin-style gold mineralization at depth.

To 2001, Great Basin outlined an inferred mineral resource in an area now known as the Hollister Development Block. The Hollister Development Block constitutes approximately 5% of the Ivanhoe Property, and is subject to an Earn-In Agreement whereby New York Stock Exchange-listed Hecla Mining Company ("Hecla") can earn up to a 50% working interest (see below).

GREAT BASIN GOLD LTD.
PERIOD ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Hollister Development Block – Property Agreements

In August 2002, Great Basin and Hecla finalized Earn-In and Joint Operating Agreements, whereby Hecla could vest in a 50% working interest in the Hollister Development Block, subject to a purchase price royalty in favor of Great Basin, providing that Hecla funds a US$21.8 million, two-stage, advanced exploration and development program (or otherwise achieves commercial production) and issues 4 million Hecla share purchase warrants to Great Basin (of which 2 million have been issued to date). Concurrent with and in proportion to the Hecla warrants, Great Basin was to issue 2 million share purchase warrants to Hecla (of which 1 million have been issued to date).

Since 2002, Hecla has conducted engineering and permitting work in furtherance of an underground development program and obtained the necessary permits to complete the Stage 1 underground development, drilling, and pre-feasibility work. The program budget for Stage 1 was agreed in the Earn-In Agreement to cost US$10.3 million, with work to be completed in the approximately 12 month period after the required work permits were issued. Such permits were issued in May 2004. Hecla commenced physical work on the site in October 2004. To vest its 50% working interest, Hecla must, upon completion of Stage 1, elect to proceed to Stage 2 within 60 days. Following such an election, the Stage 2 program of US$11.5 million is required to be completed over the ensuing approximately 12 months and consists of underground production development and procurement of production equipment and surface facilities, with an overall goal to develop the Hollister Development Block to the point of commercial production. Under the Earn-In Agreement, Hecla would be the operator of the Stage 1 and Stage 2 work programs, and would continue as the operator should a positive production decision be made.

The Earn-In Agreement expires in August 2006. Hecla interprets the requirements of the Earn-In Agreement, insofar as its right to control the earn-in programs and budgets are concerned, differently than does the Company. The Company is of the position that Hecla has invalidly purported to amend the Earn-In Agreement in a way that would combine, at least in part, the earn-in requirements of Stages 1 and 2. If accepted by the Company, such changes could result in an extended option period for Hecla to complete Stage 1 and corresponding uncertainty in regards to Hecla’s minimum commitment under the Earn-In Agreement as well as for the requirements, timing of and costs to complete Stage 2.

In April 2005, Hecla filed for a declaratory judgment in connection with the Earn-In Agreement. Hecla is seeking the Nevada court's declaration in regards to four matters, namely (a) a declaration that the 2004-2005 program and budget proposed by Hecla are effective notwithstanding the Company’s objections, (b) that the agreed program and budget attached to the Earn-In Agreement has been superseded, (c) that all of Hecla’s expenditures will count towards in its Earn-In requirements, and (d) that Hecla should be entitled to a six month extension of its Earn-In term, until February 2, 2007. The Company is opposing Hecla’s application but the outcome is not determinable at this time.

A sliding scale royalty on Hecla’s share of production is payable in cash or in kind by Hecla to Great Basin. At a cash operating profit per ounce of gold equivalent in the range of US$100-200 per ounce, the royalty is equal to US$50 per ounce. The royalty would become payable by Hecla once it has recovered 115% of its Stage 1 and 2 pre-production expenditures.

GREAT BASIN GOLD LTD.
PERIOD ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Hollister Development Block - Property Activities

The underground exploration project at the Hollister Development Block consists of approximately 8,200 feet of underground excavation, including decline access to the mineralized structures, crosscuts, diamond drill stations, muck bays and miscellaneous openings. Approximately 5,000 tons of bulk samples from the different veins within the system are planned, along with approximately 55,000 feet of diamond drilling from underground locations.

Surface support facilities for the underground exploration project have been located in the existing east Hollister pit, thereby limiting most surface disturbance to areas associated with previous mining activities. Surface facilities, scheduled for completion in the summer of 2005, are largely in place and being fully utilized. Decline development to access the vein systems underground began in October 2004.

Hecla advises that it expects to spend between US$8- $10 million on exploration activities in 2005. To the end of the third quarter, $7.3 million was spent. Plans for 2005 included excavating approximately 6,000 feet of decline, crosscuts, drill stations and miscellaneous openings. Approximately 35,000 feet of diamond drilling was planned from underground stations.

To the end of September 2005, the decline advance is 2,391 feet and the total advance, including sump and muck stations, is 2,967 feet. The decline is advancing at approximately half of what was expected, largely because of difficult ground conditions. As a result, diamond drilling has been rescheduled to begin in the first quarter of 2006.

Ivanhoe Property - Additional Exploration Potential

Great Basin retains a 100% interest, subject to royalties, in the remaining 95% of the Ivanhoe property, which the Company believes has excellent exploration potential. The Company plans further exploration once activities have advanced on the Hollister Development Block, and has also continued to assess the exploration potential of other properties in the area.

1.2.2        Witwatersrand Goldfield, Republic of South Africa

Burnstone Project, Mpumalanga Province

The Burnstone Project is located approximately 80 kilometers (50 miles) southeast of Johannesburg, near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines. Gold occurs within the Kimberley Reef, a gold-bearing conglomerate unit that is one of four main gold-bearing horizons in the Witwatersrand Basin.

Work on the feasibility study for the Burnstone Project continued during the quarter. The Company anticipates that the independent engineering contractors will have completed all sub-components of the feasibility study by end of the fourth quarter. The overall engineering consultant will review and incorporate the various components into its opinion and the feasibility study report, expected in early 2006.

GREAT BASIN GOLD LTD.
PERIOD ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Exploration drilling was initiated in the southeastern part of the property to test for near-surface Witwatersrand-style gold mineralization.

Property Agreements

In November 2002, Great Basin entered into an option agreement (the “Option to Purchase Agreement”) with Southgold Exploration (Proprietary) Limited (“Southgold”) and the then shareholders of Southgold (the “Legacy Southgold Shareholders”) to purchase on a staged basis, up to 100% of Southgold. Southgold is a private South African company that, at the time, held rights to acquire a 100% interest in the Burnstone Project. Any future mining will be subject to government legislation that provides for Historically Disadvantaged South Africans to earn an interest in mining developments.

Pursuant to the Option to Purchase Agreement, Great Basin completed its purchase of Southgold by making an initial US$1.25 million ($2,007,561) payment, by conducting a US$1.5 million work program in early 2003, and by making cash, share and share purchase warrant payments to the Legacy Southgold Shareholders in two staged tranches. The first tranche of the acquisition was made in April 2003 and the second tranche was made in January 2004, completing Great Basin’s acquisition of a full interest in the property, subject to the involvement of Historically Disadvantaged South Africans (“HDSA”) as required in South Africa’s mineral tenure legislation.

In April 2005, Great Basin signed a Heads of Agreement (the "HoA") with Tranter Investments (Proprietary) Limited (“Tranter”), a closely-held black economic empowerment (“BEE”) company, in relation to the Burnstone Gold Project. The HoA creates a framework for Great Basin to fulfill the HDSA requirements by way of participation by a BEE entity in the mineral project as a condition to ongoing security of mineral tenure.

The HoA sets out the terms whereby Tranter may, subject to certain conditions, acquire an interest in Southgold. Such interest is to be acquired at a consideration yet to be determined and Great Basin may provide certain financial assistance to Tranter in relation to the acquisition.

As a condition of completion of the transaction, Tranter must undertake a restructuring of its current shareholding to ensure more broad-based BEE participation by various historically disadvantaged groups. The HoA contemplates that certain on-going restrictions will apply to Tranter, which restrictions are designed to ensure that Tranter will continue to qualify as a BEE company as defined under the legislation.

Completion of the transaction is also subject to a number of conditions precedent, including the negotiation of definitive agreements, the approval of the transaction by the boards of Tranter and Great Basin, and South African and Canadian regulatory and securities approvals, including compliance with related party transaction requirements which may apply by virtue of the interests of two of the Great Basin directors in the transaction. Further details of the transaction will be released upon the signing of the relevant definitive agreements.

Concurrently, Great Basin is preparing and filing applications to convert its “old order” rights to “new order” rights on the Burnstone property.

GREAT BASIN GOLD LTD.
PERIOD ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Property Activities

The Burnstone goldfield is defined by an 18 kilometer long mineralized corridor. The central portion of the corridor and gold deposit areas have been uplifted by two northwesterly trending sub-parallel faults, and as a result, lie at relatively shallow depths of only 250-750 meters. Over 110,000 meters of drilling had been done on the project to October 2004, distributed over four areas (Areas 1, 2, 3, and 4). Prior to June 2004, most of this work had been focused on Area 1. A pre-feasibility study1 of an underground operation for Area 1 was carried out in 2004 with encouraging results.

Cautionary Note to Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This section uses the terms "measured resources", "indicated resources" and "inferred resources". Great Basin advises investors that while these terms are recognized and are required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the United States Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

The Company’s technical experts believe that the gold occurrences at Burnstone are all part of one deposit, with several areas of gold concentration. As a result, a resource estimate was completed of the combined resources for the overall project, described in a February 2005 technical report filed on www.sedar.com.

The mineral resources for Area 1 utilized for the 2004 pre-feasibility report constitute approximately 64% of the current measured and indicated resources for the project. This larger resource is being taken into consideration during engineering studies associated with the feasibility study.

Exploration

Exploration is ongoing in the surrounding areas. The purpose is to explore for new deposits and to investigate near-surface potential that can be used as an early start-up. Work during the second and third quarters consisted of mapping, sampling, trenching and diamond drilling. A total of 3,484 meters in 36 diamond drill holes has been completed, as well as 680 meters of trenching.

___________________________________

1D. Dodd, B.Sc., SAIMM, and J. Edwards, B.Sc., SAIMM, of MDM Ferroman (Pty) Ltd. were responsible for the metallurgical section and R.J. Scheurenberg, Pr.Eng., of Knight Piesold (Pty) Ltd. completed the environmental and permitting sections. A.D. Pooley, Pr.Eng., of Turgis (Pty) Ltd. is the independent qualified person for work completed by Turgis on mine planning and design, estimation of the mineral reserve and the independent review of the cash flow and other economic analyses.

GREAT BASIN GOLD LTD.
PERIOD ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Geological reconnaissance located a number of old workings in the area. A combination of grab and chip samples of old dumps, tailings and outcrop material have been collected. Some anomalous results were received and will be followed up.

Feasibility Study

Work on the feasibility study, including comprehensive engineering, environmental and socioeconomic programs, continued during the third quarter. Consultants and the areas for which they have been contracted for feasibility work are:

Turgis Consulting (Pty) Ltd.	Mining and Engineering
MDM Ferroman (Pty) Ltd.	Metallurgy and Processing
Knight Piesold (Pty) Ltd.	Environmental
Naledi Development (Pty) Ltd.	Socioeconomic

In addition, an engineering company will be contracted to do the overall opinion and feasibility report based on these various components. This work is expected to begin in the fourth quarter.

Metallurgy and Process Plant Design

During the third quarter of 2005, the detailed test work required for the mill and circuit design was completed. A “J K Semmit” mill circuit simulation was also carried out and confirmed that the required grind - 80% passing 75 microns - can be achieved using two–stage semi autogenous grinding followed by ball milling.

The process flow sheet has been completed. The plant footprint and design has been finalized. The plant operating costs are being finalized. Quotations have been received from suppliers and the capital costs are being finalized. The final report is being drafted and will be completed in the fourth quarter of 2005.

Mining and Infrastructure

Detailed mining layouts for the project have been completed. The optimum access method is a combination of a decline for moving personnel and material and a vertical shaft for rock hoisting. The primary development will be undertaken using mechanized equipment and on-reef mining will be by conventional mining methods commonly employed in the South African industry for narrow Witwatersrand ore bodies.

Geotechnical holes were drilled and the data from the holes has been evaluated. This information was used in the final placing and design of the infrastructure. A detailed surface layout has also been completed for the proposed operation.

Design of infrastructure and services was also compiled during the quarter. Enquiry documents have been issued to shaft sinking contractors for the sinking of the vertical shaft. The Electricity Supply Commission ("ESCOM") is in the process of finalizing the design of the electricity supply. The final capital costs will be completed during the fourth quarter.

GREAT BASIN GOLD LTD.
PERIOD ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Tailings, Water and Waste Rock Management

The tailings storage facility has been designed and its position has been finalized. The waste rock dump design and location has also been determined. A decision matrix system was developed and used to determine the optimum locations for these facilities.

A groundwater inflow study was undertaken and the results utilized in the final water balance calculations. It is estimated that the groundwater inflow to the mine will increase from a rate of 690 cubic metres per day in the initial stages of mining to 3,791 cubic metres per day during full scale operations.

Environmental and Socioeconomic Baseline Studies

The environmental baseline monitoring was initiated in the second quarter and completed in the third quarter. This work includes surface and groundwater monitoring, dust monitoring, and fauna, flora and aquatic ecosystem surveys. An Environmental Impact Assessment has been completed but public and authority reviews of these reports must still take place. Several specialist studies were also concluded, including:

•	Archaeological and heritage
•	Air quality
•	Fauna and flora
•	Wetland and aquatic ecology
•	Soils
•	Surface water
•	Groundwater
•	Socio-economic

Human Resources

Ten South African mining companies were surveyed to explore their reward philosophy. This information was used for a workshop to discuss and develop a reward philosophy for the Burnstone project. Planning based on this philosophy will be finalized during the next quarter.

A skills register for the Dipaleseng Municipality, which is in the Burnstone project area, has been initiated. An introductory meeting was held with the local Mayor and Councilors to inform them about the skills register and progress on the Burnstone Project.

A consultant has been engaged to estimate the potential impact of HIV/AIDs on operations at Burnstone.

Community Engagement

Consultation in local communities is ongoing, with the objective of identifying potential issues that can be taken into consideration during mine planning.

GREAT BASIN GOLD LTD.
PERIOD ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.3       Casino Property, Yukon, Canada

Great Basin also holds the Casino copper-gold project, located in the Yukon Territory, Canada. The Company conducted exploration on the property in the 1990s.

Farmout Agreement

In July 2002, the Company agreed to farm out the Casino project to CRS Copper Resources Ltd ("CRS"). Pursuant to the Option Agreement ("the Option"), CRS has the right to conduct exploration work on or in respect of the Property at its cost, or to make payments in lieu to keep the Casino Property in good standing during the period of the Option. If the Option is not exercised and is terminated, CRS is required to pay the Casino Property holding costs for a minimum period of two years from the effective date of termination. In the event the Option is exercised and a decision is made to put the Casino Property into commercial production, CRS will pay to Great Basin $1 million in cash, plus applicable taxes, within 30 days of that decision. CRS was also required to issue certain warrants to Great Basin. Further details of the agreement were provided in the second quarter report for fiscal 2002.

In June 2003, CRS listed on the TSX Venture Exchange under the name Lumina Copper Corp. (“Lumina”). Pursuant to the Option, the Company received warrants to purchase 100,000 shares of Lumina at an exercise price of $1.80 until May 23, 2005. These warrants were exercised and the related shares were subsequently sold by the Company.

In May 2004, the Company received warrants to purchase a further 100,000 shares of Lumina at an exercise price of $5.80 until May 21, 2006. The warrants had an estimated then-fair value of $271,000. In February 2005, these warrants were exercised and the related shares were subsequently sold by the Company for net proceeds of $77,850.

In March 2005, the Company received warrants to purchase 100,000 shares of Lumina at an exercise price of $9.22 until March 14, 2007. These warrants were recorded at an estimated then-fair value of $345,000, and at September 30, 2005 were adjusted to an estimated fair value of $300,000.

1.2.4       Market Trends

The average price of gold over the ten months of 2005 is approximately US$436/oz, an increase from the average price of $428/oz over the first seven months of the year.

1.2.5       Activities

As detailed in Items 1.2.1 through 1.2.3 above, during the nine months ended September 30, 2005, the Company:

•	Continued exploration of surrounding areas at Burnstone; and

•	Continued work on, and is nearing completion of a feasibility study for the Burnstone Project.

GREAT BASIN GOLD LTD.
PERIOD ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3            Selected Annual Information

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences arise from rounding.

	As at and for the year ended
	December 31	December 31	December 31
	2004	2003	2002
	Restated

Current assets	$17,839	$22,052	$15,346
Mineral properties	98,630	30,668	5,878
Other assets	65	81	8
Total assets	116,534	52,801	21,232

Current liabilities	752	818	2,189
Future income taxes	24,596	–	–
Shareholders equity	91,186	51,983	19,043
Total liabilities and shareholders’ equity	116,534	52,801	21,232

Working capital	17,087	21,234	13,157

Expenses
Accounting, audit and legal	282	273	276
Exploration	7,691	7,928	3,235
Conference and travel	207	326	189
Corporation capital tax	–	7	35
Depreciation	–	–	3
Financial advisory and finders' fees	106	147	464
Foreign exchange	2,410	532	(97)
Interest and other	(506)	(936)	(147)
Office and administration	894	877	889
Shareholder communications	232	754	241
Trust and filing	226	204	56
Subtotal	11,542	10,112	5,144
Exploration - stock-based compensation	754	786	135
Stock-based compensation	1,720	1,346	240
Future income tax recovery	(1,850)	–	–
Recovery of accounts receivable previously written off	–	(367)	–
Gain on sale of investments	–	(4,379)	–
Loss for the period	$12,166	$7,498	$5,519

Basic and diluted loss per share	$(0.14)	$(0.12)	$(0.13)

Weighted average number of common shares outstanding	85,370,853	60,061,869	43,785,007

GREAT BASIN GOLD LTD.
PERIOD ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4            Summary of Quarterly Results

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences may arise due to rounding.

	As at and for the quarter ended

	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
	2005	2005	2005	2004	2004	2004	2004	2003
		(restated)	(restated)	(restated)	(restated)	(restated)	(restated)
Current assets	17,724	20,068	21,844	17,839	20,172	22,749	24,546	22,052
Mineral properties	98,630	98,630	98,630	98,630	98,505	98,505	98,505	30,668
Other assets	69	71	65	65	81	81	81	81
Total assets	116,423	118,769	120,539	116,534	118,758	121,335	123,132	52,801

Current liabilities	359	662	1,297	752	1,382	1,466	807	818
Future income taxes	19,720	19,998	21,520	24,596	23,036	25,895	25,452	–
Shareholders equity	96,344	98,109	97,722	91,186	94,340	93,974	96,873	51,983
Total liabilities	116,423	118,769	120,539	116,534	118,758	121,335	123,132	52,801

Working capital	17,365	19,406	20,547	17,087	18,790	21,283	23,739	21,234

Expenses
Conference and travel	99	34	20	32	27	49	98	64
Corporation capital tax	–	–	–	–	–	–	–	7
Financial advisory & finders' fees	–	–	–	(101)	25	39	143	(1,195)
Foreign exchange	288	(1,659)	(1,861)	2,090	(2,378)	599	2,099	112
Interest and other	(115)	(121)	(114)	77	(277)	(183)	(123)	(253)
Legal, accounting and audit	140	142	64	66	69	84	63	113
Office and administration	407	283	299	229	275	215	175	(123)
Shareholder communications	58	99	80	46	37	106	44	537
Trust and filing	6	5	67	2	15	25	184	3
Subtotal	883	(1,217)	(1,445)	2,441	(2,207)	934	2,683	(735)
Exploration	1,271	883	777	1,319	2,306	2,660	1,407	1,614
Subtotal	2,154	(334)	(668)	3,760	99	3,594	4,090	879
Stock-based compensation	123	(45)	4	32	1,842	290	309	2,132
Recovery of accounts receivable
previously written off	–	–	–	–	–	–	–	(367)
Loss (gain) on sale of
investments	–	–	193	–	–	–	–	(4,379)
Write-down of investments	(93)	138
Future income tax expense
(recovery)	(296)	(191)	(1,043)	(456)	(465)	(474)	(455)	–
Loss (income) for the period	1,888	(432)	(1,514)	3,336	1,476	3,410	3,944	(1,735)

Basic and diluted income (loss)
per share	$ (0.02)	$ 0.00	$ 0.02	$ (0.04)	$ (0.02)	$ (0.04)	$ (0.05)	$ 0.03

Weighted average number of
common shares outstanding
(thousands)	92,113	92,113	91,074	86,523	86,264	86,393	81,918	67,337

During the period ended September 30, 2005, the Company made certain retroactive adjustments to the estimates of its accounting and tax temporary differences. Such adjustments resulted in changes to the annual and quarterly results shown above.

GREAT BASIN GOLD LTD.
PERIOD ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5            Results of Operations

Loss for the quarter ended September 30, 2005 was $1,888,000 compared to a loss of $1,476,000 for the corresponding quarter in fiscal 2004. The lower exploration activity on the Burnstone Property and lower stock-based compensation costs in fiscal 2005 was offset by the foreign exchange gain in fiscal 2004.

Exploration costs were $1,271,000 for the current quarter compared to $2,306,000 for the third quarter of fiscal 2004. The main exploration costs for the current quarter were for engineering (2005 – $376,147; 2004 – $352,070), geological (2005 – $197,597; 2004 – $3,566), and drilling (2005 – $285,548, 2004 – $1,403,496). Less drilling was done at Burnstone as the focus of the project moved towards the preparation of a feasibility study.

The lower exploration costs for the current quarter were partly offset by higher legal, accounting and audit costs, which increased to $140,000 for the quarter ended September 30, 2005 compared to $69,000 for the corresponding quarter of fiscal 2004, due to greater compliance and reporting activities.

Conference and travel increased in the current quarter to $99,000 from $27,000 in the third quarter of fiscal 2004 due to the increased travel for the ongoing feasibility study.

For the nine months ended September 30, 2005, the Company earned an income of $58,000 as compared to a loss of $8,830,000 in fiscal 2004, due mainly to lower exploration-related costs on the Company’s Burnstone and Ivanhoe properties and lower stock-based compensation. In addition, the Company had a foreign exchange gain of $3,232,000 for the nine months ended September 30, 2005, due mainly to the translation of the future income tax liability arising from mineral properties that are South African rand-denominated, as compared the exchange loss of $320,000 in fiscal 2004. This was offset by higher office and administration costs of $989,000 for the first nine months of fiscal 2005 compared to $665,000 for the corresponding period in fiscal 2004. This increase is due in part to the setting up of an office in South Africa in the current year. The Company also incurred a loss on sale of investments of $193,000 and a write-down on its investments of $45,000 in the nine month period ending September 30, 2005.

Of the exploration costs, excluding stock-based compensation, for the nine months ended September 30, 2005, $2,364,716 (2004 – $5,649,804) was spent on Burnstone and $242,979 (2004 – $615,947) was spent on Ivanhoe, which includes the Hollister Development Block ("HDB") and the Ivanhoe property outside of the HDB. At Ivanhoe, the main costs were $39,833 for engineering (2004 – $64,390), $48,281 for geological (2004 – $76,198) and $41,841 for environmental (2004 – $29,196) to maintain the field office at Ivanhoe. The exploration expenses on Ivanhoe also include a maintenance payment from Hecla of approximately US$64,340 ($84,000) for the HDB.

At Burnstone, the main exploration expenses were drilling (2005 – $472,917; 2004 – $3,447,091); geological (2005 – $407,300; 2004 – $960,982), for planning, core logging and supervision of the drilling program; engineering (2005 – $818,178; 2004 – $582,638), for metallurgical and other engineering work supporting the feasibility study being conducted for the Burnstone Project; site activities (2005 – $160,081; 2004 – $176,102), for running the field office and carrying out other support activities associated with the drilling program and assays and analysis of drill core samples (2005 – $87,282; 2004 – $137,779).

GREAT BASIN GOLD LTD.
PERIOD ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

In addition to activities at Burnstone and Ivanhoe, $285,548 in drilling and $152,772 in geological costs were incurred during the nine months ended September 30, 2005 on exploration activities on new properties adjacent to Burnstone.

1.6            Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction-specific is always uncertain. There can be no assurance of continued access to significant equity funding.

During the nine months ended September 30, 2005, 5.5 million warrants were exercised, for proceeds of approximately $5.0 million, which funds were used for the furtherance of the Company's exploration and administrative activities.

At September 30, 2005, the Company had working capital of approximately $17.4 million, which is sufficient to fund its proposed and ongoing 2005 exploration programs, and its operating costs and working capital for the remainder of 2005. As the Company chooses to proceed on its exploration programs and feasibility studies, it will need to raise additional funds for such expenditures from time to time.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the mineral properties and routine office leases.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7            Capital Resources

At September 30, 2005, Great Basin had working capital of approximately $17.4 million, as compared to $19.4 million at June 30, 2005, and $20.5 million at March 31, 2004. The Company has no long term debt.

At September 30, 2005, the Company had approximately 92.1 million common shares issued and outstanding. There have been no material changes to the number of shares outstanding as at the date of this MD&A.

1.8            Off-Balance Sheet Arrangements

None.

GREAT BASIN GOLD LTD.
PERIOD ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9            Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. During the nine months ended September 30, 2005, the Company paid HDI $793,516 compared to $820,589 during the nine months ended September 20, 2004, for these services and exploration programs to evaluate data on the Ivanhoe Property, to prepare for an underground exploration program, and to continue exploration and development work on the Burnstone Project.

Hunter Dickinson Group Inc. is a private company with certain directors in common that provides consulting services to the Company. During the nine months ended September 30, 2005, the Company paid $9,600 (2004 – $9,600) to Hunter Dickinson Group Inc. for such services.

During the nine months ended September 30, 2005, the Company paid $147,491 (2004 – $77,801) to a private company owned by a director, for engineering and project management services at market rates.

1.10           Fourth Quarter

Not applicable.

1.11           Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, which are before the board of directors for consideration.

1.12           Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying consolidated financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

•	the estimation of mineral resources and reserves, and
•	the carrying values of mineral properties,
•	the carrying values of property, plant and equipment, and
•	the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

GREAT BASIN GOLD LTD.
PERIOD ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13	Changes in Accounting Policies including Initial Adoption

(a)	Variable interest entities

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new

GREAT BASIN GOLD LTD.
PERIOD ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

standard had no effect on the consolidated financial statements as the Company does not have any VIE’s.

1.14           Financial Instruments and Other Instruments

None.

1.15           Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1        Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

1.15.2         Disclosure of Outstanding Share Data

The following details the share capital structure as at November 2, 2005, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise	Number
Equity type	Expiry date	price	granted	Total
Common shares				92,113,379

Share purchase options	November 30, 2005	$ 2.50	580,000
	November 30, 2005	$ 2.69	55,000
	November 30, 2005	$ 2.76	65,000
	January 10, 2006	$ 0.96	1,572,000
	November 30, 2006	$ 1.59	180,000
	November 30, 2006	$ 1.75	410,000
	November 30, 2006	$ 1.62	100,000
	September 28, 2007	$ 1.15	785,000
	December 20, 2007	$ 1.17	1,072,000
	December 19, 2008	$ 1.62	2,100,000	6,919,000

Warrants				None

GREAT BASIN GOLD LTD.
PERIOD ENDED SEPTEMBER 30, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary Comments

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Company’s projects. Certain of the mineralized material at the Company’s projects is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Company’s projects' mineralization is considered to be a reserve under US mining reporting standards. For US mining reporting standards, full feasibility studies would be required, which would likely require additional drilling and metallurgical studies, supplementary process tests and other engineering and geologic work. Additionally, all necessary mining permits are required in order to classify the projects' mineralized material as an economically exploitable reserve. There can be no assurance that any of this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been done to confirm the mine design, mining methods and processing methods assumed by the Company in its Burnstone pre-feasibility study. Future feasibility studies could determine that the assumed mine designs, mining methods and processing methods are not correct. Construction and operation of mines and processing facilities depend on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis.

The Company’s projects will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms, or not at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the Company’s projects. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental obligations, and the accommodation of local and community concerns.

Further, South African mineral tenure laws require that significant economic ownership in the Company’s South African projects be held by historically disadvantaged peoples, and for which ownership rights the Company may not be sufficiently, or at all, compensated. The economics of the Company’s projects are sensitive to the Canadian Dollar, US Dollar and South African Rand exchange rates and these rates have been subject to large fluctuations in the past several years.